205 North Depot Street
Stanford, KY 40484
www.utgins.com
August 10, 2020

Ms. Michelle Miller Mr. Mark Brunhofer
Securities and Exchange Commission
Division of Corporation Finance – Office of Finance 100 F Street, N.E.
Washington, D.C. 20549

RE:    UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 20, 2020
Form 10-Q for the Quarter Ended March 31, 2020 Filed May 12, 2020
File No. 000-16867

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated July 29, 2020 on our Form 10-K filing for the year ended December 31, 2019 and Form 10-Q for the quarter ended March 31, 2020 and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2019
Note 3. Fair Value Measurements
1.
You disclose in Note 4 of your March 31, 2020 Form 10-Q that equity securities classified as Level 3 within the fair value hierarchy include collateralized debt obligations of trust preferred securities issued by banks and insurance companies and certain equity securities with unobservable inputs. You also disclose in your Results of Operations discussion in Management’s Discussion and Analysis in your Form 10-K that a significant portion of unrealized gains are from two equity holdings, both in the area of oil and gas, and otherwise disclose that you own a variety of investments associated with the oil and gas industry and that these investments represent approximately 19% and 25% of total invested assets as of March 31, 2020 and December 31, 2019. Please address the following:

a.	Tell us your basis for classifying collateralized debt obligations as equity securities;

Response: Trust preferred securities are a unique type of security and were only allowed to be issued by financial institutions such as banks and insurance companies. The Company’s investment in this instrument is a direct investment with the originating entity. The use of the description collateralized debt obligations leaves an impression this is a pooled and securitized group of trust preferred securities when in actuality that is not the case in our instance, although such instruments do also exist in the marketplace. To help eliminate the confusion of the description of this topic, the Company will remove the phrase “collateralized debt obligation” from this statement in future filings.

Updated Disclosure:
The Level 3 securities include certain equity securities with unobservable inputs. The Company computed fair value of Level 3 equity investments based on a review of current financial information, earnings trends and similar companies in the same industries.
b.
Disclose in future filings, quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities categorized as Level 3. Refer to ASC 820-10-50-2-bbb(2);

Response: See Exhibit A

c.
Disclose in future filings, a narrative description of the uncertainty of the fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. Refer to ASC 820-10-50-2-g.

Response: See Exhibit A

Notes to Consolidated Financial Statements
Note 2. Investments
2.
You disclose that you own a variety of investments associated with the oil and gas industry and that these investments represent approximately 25% of total investments at December 31, 2019. Please tell us and provide us proposed disclosure to be provided in future filings that indicates the nature of your oil and gas investments, including your accounting and classification. For example, clarify if your investments are in midstream activities such as processing, storage, transporting, marketing of oil, natural gas and natural gas liquids or in upstream extraction activities. Separately reference for us the authoritative literature you rely upon to support your accounting and classification.

Response: The following is the proposed disclosure for future filings:
The Company owns a variety of investments associated with the oil and gas industry. These investments represent approximately 19% and 25% of the Company's total invested assets as of March 31, 2020 and December 31, 2019, respectively. The following table provides an allocation of the oil and gas investments by type.
	March 31, 2020	December 31, 2019
Land, mineral, and royalty interests	$59,965,052	$80,182,100
Transportation	976,720	3,812,565
Exploration	2,421,325	2,824,810
Total	$63,363,097	$86,819,475
The Summary of Signification Accounting Policies (Note 1 of the 10-K) describes the accounting policies used by the Company as it relates to the investment classifications listed in the above table.

Please contact me should you have any questions regarding the above.  I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President

Exhibit A

Note 4 – Fair Value Measurements

The Company measures its assets and liabilities recorded at fair value on a recurring basis utilizing valuation techniques based upon observable and unobservable inputs. The framework establishes a fair value hierarchy of three levels based upon the transparency of information used in measuring the fair value of assets or liabilities as of the measurement date. Observable inputs reflect market data obtained from independent sources and unobservable inputs reflect the Company’s expectations. The levels of the hierarchy are defined as follows:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuation methodologies include quoted prices for similar assets and liabilities in active markets or quoted prices for identical, quoted prices for identical or similar assets or liabilities in markets that are not active, or the Company may use various valuation techniques or pricing models that use observable inputs to measure fair value.

Level 3 – Valuation is based upon unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the inputs that market participants would use in pricing the asset or liability.

Recurring Measurements

The following table presents the fair value measurements of the Company’s assets and liabilities measured at fair value in the Condensed Consolidated Balance Sheet on a recurring basis as of March 31, 2020 and December 31, 2019.

March 31, 2020	Level 1	Level 2	Level 3	Total
Financial Assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$46,549,326	$-	$-	$46,549,326
U.S. special revenue and assessments	-	15,917,507	-	15,917,507
Corporate securities	-	111,236,603	-	111,236,603
Total fixed maturities	46,549,326	127,154,110	-	173,703,436
Equity Securities:
Common stocks	15,953,666	12,244,456	23,261,802	51,459,924
Total equity securities	15,953,666	12,244,456	23,261,802	51,459,924
Total Financial Assets	$62,502,992	$139,398,566	$23,261,802	$225,163,360

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial Assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$36,128,743	$-	$-	$36,128,743
U.S. special revenue and assessments	-	15,203,363	-	15,203,363
Corporate securities	-	120,297,267	-	120,297,267
Total fixed maturities	36,128,743	135,500,630	-	171,629,373
Equity Securities:
Common stocks	29,888,281	14,258,750	34,514,762	78,661,793
Total equity securities	29,888,281	14,258,750	34,514,762	78,661,793
Total Financial Assets	$66,017,024	$149,759,380	$34,514,762	$250,291,166

The following is a description of the valuation techniques used the by Company to measure assets reported at fair value on a recurring basis. The Company had no liabilities measured and reported at fair value as of March 31, 2020 and December 31, 2019. There have been no significant changes in the valuation techniques utilized by the Company during the quarter ended March 31, 2020.

Available for Sale Securities

Securities classified as available for sale are recorded at fair value on a recurring basis. Securities classified as Level 1 utilized fair value measurements based upon quoted market prices, when available. If quoted market prices are not available, the Company obtains fair value measurements from recently executed transactions, market price quotations, benchmark yields and issuer spreads to value Level 2 securities. In certain instances where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements are estimated on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standard generally accepted in the United States.

Equity Securities at Fair Value

Equity securities consist of common and preferred stocks mainly in private equity investments, financial institutions and publicly traded corporations. Equity securities for which there is sufficient market data are categorized as Level 1 or 2 in the fair value hierarchy. For the equity securities in which quoted market prices are not available, the Company uses industry standard pricing methodologies, including discounted cash flow models that may incorporate various inputs such as payment expectations, risk of the investment, market data, and health of the underlying company. The inputs are based upon Management's assumptions and available market information. When evidence is believed to support a change to the carrying value from the transaction price, adjustments are made to reflect the expected cash flows, material events and market data. These investments are included in Level 3 of the fair value hierarchy.

The Level 3 securities include collateralized debt obligations of trust preferred securities issued by banks and insurance companies and certain equity securities with unobservable inputs. The Company computed fair value of Level 3 equity investments based on a review of current financial information, earnings trends and similar companies in the same industries.

Level 3 Reconciliation

The following table provides reconciliations for Level 3 assets measured at fair value on a recurring basis. Transfers into and out of Level 3 are recognized as of the end of the quarter in which they occur.

	Fixed Maturities, Available for Sale	Equity Securities	Total
Balance at December 31, 2019	$-	$34,514,762	$34,514,762
Total unrealized gain or (losses):
Included in net income (loss)	-	(2,296,374)	(2,296,374)
Included in other comprehensive income	-	-	-
Purchases	-	1,331,382	1,331,382
Sales	-	(10,287,968)	(10,287,968)
Balance at March 31, 2020	$-	$23,261,802	$23,261,802

	March 31, 2020	December 31, 2019
Change in fair value of equity securities included in net income (loss) relating to assets held	$(2,296,374)	$6,461,670

Nonrecurring Measurements

Certain assets are not carried at fair value on a recurring basis. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to re-measurement at fair value after initial recognition and the resulting re-measurement is reflected in the Consolidated Financial Statements.

The carrying values and estimated fair values of certain of the Company’s financial instruments not recorded at fair value in the Consolidated Balance Sheets are shown below. Because the fair value for all Consolidated Balance Sheet items are not required to be disclosed, the aggregate fair value amounts presented below are not reflective of the underlying value of the Company.

March 31, 2020	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Equity securities	$10,417,247	10,417,247	-	-	10,417,247
Mortgage loans on real estate	9,099,364	9,099,364	-	-	9,099,364
Investment real estate	43,087,742	43,087,742	-	-	43,087,742
Notes receivable	20,798,050	20,798,050	-	-	20,798,050
Policy loans	8,732,681	8,732,681	-	-	8,732,681
Short term investments	15,388,646	15,388,646	15,388,646	-	-
Cash and cash equivalents	26,431,046	26,431,046	26,431,046	-	-

The above estimated fair value amounts have been determined based upon the following valuation methodologies. Considerable judgment was required to interpret market data in order to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts.

The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 3 within the fair value hierarchy.

A portion of the mortgage loans balance consists of discounted mortgage loans. The Company has historically purchased non-performing discounted mortgage loans at a deep discount through an auction process led by the Federal Government. In general, the discounted loans are non-performing and there is a significant amount of uncertainty surrounding the timing and amount of cash flows to be received by the Company. Accordingly, the Company records its investment in the discounted loans at its original purchase price, which Management believes approximates fair value. The inputs used to measure the fair value of our discounted mortgage loans are classified as Level 3 within the fair value hierarchy.

Investment real estate is recorded at the lower of the net investment in the real estate or the fair value of the real estate less costs to sell. The determination of fair value assessments are performed on a periodic, non-recurring basis by external appraisal and assessment of property values by Management. The inputs used to measure the fair value of our investment real estate are classified as Level 3 within the fair value hierarchy.

The fair values of notes receivable are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. The inputs used to measure the fair value of the notes receivable are classified as Level 3 within the fair value hierarchy.

Policy loans are carried at the aggregate unpaid principal balances in the Condensed Consolidated Balance Sheets which approximate fair value, and earn interest at rates ranging from 4% to 8%. Individual policy liabilities in all cases equal or exceed outstanding policy loan balances. The inputs used to measure the fair value of our policy loans are classified as Level 3 within the fair value hierarchy.

The carrying amount of cash and cash equivalents in the Condensed Consolidated Balance Sheets approximates fair value given the highly liquid nature of the instruments. The inputs used to measure the fair value of our cash and cash equivalents are classified as Level 1 within the fair value hierarchy.

The carrying amount of short term investments in the Condensed Consolidated Balance Sheets approximates fair value. The inputs used to measure the fair value of our short term investments are classified as Level 3 within the fair value hierarchy.